SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                         (Amendment No. 6)

                CONTINENTAL INVESTMENT CORPORATION
                         (Name of Issuer)

             Common Stock, par value $0.50 per share
                  (Title of Class of Securities)



                            211515101
                         (CUSIP Number)


                          Stewart Rahr
                       152-35 10th Avenue
                      Whitestone, NY  11357
                         (718) 767-4767
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                        October 19, 1998
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]


Check the following box if a fee is being paid with the statement: [ ]








CUSIP No. 211515101

1)   Name of Reporting Person                Stewart Rahr

     S.S. or I.R.S. Identification No.       126 38 8123
     of Above Person

2)   Check the Appropriate Box if a          (a)  [ ]
     Member of a Group                       (b)  [ ]

3)   SEC Use Only

4)   Source of Funds                         PF

5)   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 3(c)                   [ ]

6)   Citizenship or Place of Organization    United States

7)   Sole Voting Power                       1,965,553 shares

8)   Shared Voting Power

9)   Sole Dispositive Power                  1,965,553 shares

10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially           1,965,553
     Owned by Each Reporting Person

12)  Check if Aggregate Amount
     in Row (11) Excludes Certain Shares     [ ]

13)  Percent of Class Represented by
     Amount in Row (11)                      15.61%

14)  Type of Reporting Person                IN











CUSIP No. 211515101

Item 4.   Purpose of the Transaction

          The Company's Common Stock was purchased by Stewart Rahr for investment purposes. Subsequently, following the substantial and precipitous decline in the market value of the Company's Common Stock, Mr. Rahr entered into discussions with members of management of the Company to determine the reasons for such decline in market value and the nature of the financial and other difficulties being experienced by the Company. Following such discussions, on September 2, 1998, Mr. Rahr retained Western Pacific Consulting Incorporated to provide the services of its Executive Vice President, Gerald Guterman, to inquire further into the difficulties at the Company. Mr. Rahr was informed by Mr. Guterman that Mr. Guterman is an officer of a corporation that is a holder of Company Common Stock.

          On September 11, 1998, Mr. Guterman proposed to Richard
D. Sterritt, Sr. and R. Dale Sterritt, Jr. an agreement pursuant to which Richard D. Sterritt, Sr. would return, or cause to be returned, to the Company certain shares of Company Common Stock previously issued to him and to certain entities; R. Dale Sterritt, Jr. would cause certain real property to be transferred to the Company; Richard D. Sterritt, Sr. would cause certain notes and loans receivable to be cancelled or transferred; R. Dale Sterritt, Jr. would resign as an officer and director of the Company; the Company would exchange all shares of Wastemasters, Inc. which it owns for shares of Company Common Stock owned by Wastemasters, Inc., and cancel an option to exchange shares of Company stock for shares of Wastemasters, Inc.; and Richard D. Sterritt, Sr. and R. Dale Sterritt, Jr. would exchange general releases with the Company and others, including Mr. Guterman and Stewart Rahr.

          On October 19, 1998 the members of the Board of Directors of the Company, Messrs. Martin G. Blahitka, Robert D. Luna and Jeffrey B. Morris (the "Independent Directors") borrowed an aggregate $32,500 from Stewart Rahr. Messrs. Blahitka and Luna have been directors of the Company since 1993 and Mr. Morris has been a director of the Company since 1990. The proceeds of the borrowing are being used by the Independent Directors to pay the fees and expenses of counsel that have been incurred by the Independent Directors in connection with certain legal proceedings (the "Proceedings") that are pending against the Independent Directors in connection with their acting as directors of the Company. Stewart Rahr has agreed to lend the Independent Directors up to an additional $17,500 for the same purpose and on the same terms described herein. Pursuant to the terms of the borrowing, the Independent Directors agreed to repay the borrowing from any amounts payable to the Independent Directors as indemnification from the Company in connection with the Proceedings. The Independent Directors also agreed to use their best efforts to cause the Company to assume the obligation to repay the borrowing and to provide collateral security for such borrowing by granting a security interest in the accounts receivable of the Company and its wholly-owned subsidiaries. The Independent Directors will not be personally responsible for the repayment of the borrowing, provided the foregoing undertakings of the Independent Directors are performed.

          On October 9, 1998, Stewart Rahr commenced an action in the United States District Court for the Eastern District of New
York against R. Dale Sterritt, Jr. seeking damages and other relief for alleged violations by Mr. Sterritt of Federal securities laws.

          Stewart Rahr intends continually to review the Company's business affairs, management, financial position, and future prospects as well as conditions in the securities markets and general economic and other conditions. Based on such evaluation and review, Stewart Rahr will continue to consider and explore various alternative courses of action with respect to his interests in the Company as he may deem appropriate in light of the circumstances existing from time to time. Such alternatives include, among other things, litigation and other actions, the purchase of additional shares of Company Common Stock or the sale of all or a portion of the shares of Company Common Stock owned by him, in the open market or in privately negotiated transactions, to one or more purchasers.

Item 5.   Material to be Filed as Exhibits

          Conformed copy of letter agreement dated October 16, 1998 among Messrs. Blahitka, Luna, Morris and Stewart Rahr.












                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 1998                        /s/ Stewart Rahr
                                        Stewart Rahr